Exhibit 99.1

NASDAQ : ELVA TSX : ELVA Investor Presentation December 11, 2024 A final base shelf prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces and territories of Canada. The final base shelf prospectus, any applicable shelf prospectus supplement and any amendment to the documents are accessible through SEDAR+. Copies of the documents may be obtained from Roth Capital Partners, LLC, 888 San Clemente Drive, Suite 400, Newport Beach, CA 92660, (800) 678-9147 or by accessing the SEC’s website, www.sec.gov. This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any applicable shelf prospectus supplement and any amendment to the documents for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

Safe Harbor Statement 2 Forward-lookingstatements:This presentation contains forward-looking statements and forward looking information (collectively, "forward-looking statements"), including statements that relate to, among other things, the size of the Company's addressable market and target verticals and applications, margin performance capabilities of new target operating segments, future operating jurisdictions including plans for manufacturing expansion in the United States and Japan, the ability to take advantage of manufacturing incentives for United States based manufacturers, the development of new products including solid-state batteries, the characteristics thereof, and the need for separator technology therein, the size of the Company’s sales pipeline and the ability to satisfy orders thereunder, the Company’s ability to satisfy its ongoing debt obligations, intentions to refinance existing debt facilities, anticipated continued increase in sales momentum in fiscal 2025, the future direction of the Company’s business and products, technology development and other statements regarding the Company’s markets, objectives, goals, strategies, intentions, beliefs, plans, expectations and estimates, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, “possible”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “objective” and “continue” (or the negative thereof) and words and expressions of similar import. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, such statements are necessarily based on assumptions and involve risks and uncertainties, and undue reliance should not be placed on such statements. As a result actual results may differ materially from any result or expectation expressed or implied in forward-looking statements. Material assumptions on which forward-looking statements herein are based include that the Company's customers will complete new distribution centres in accordance with communicated expectations, intentions and plans, anticipated new orders based on customers’ historical patterns and additional demand communicated to the Company and its partners, but not yet provided as a purchase order, expected decreases in input and material costs combined with stable selling prices in FY 2025, that the Company will be able to deliver ordered products on a basis consistent with past deliveries, that the Company’s customer counterparties will meet their production and demand growth targets, the Company’s ability to successfully execute its plans and intentions, including with respect to the entry into new business segments and verticals as well as servicing existing customers, the availability to obtain financing on reasonable commercial terms, including refinancing existing debt and completing the announced financing with the Export-Import Bank of the United States, the impact of competition and new technologies on the Company, that the Company’s relationships with its suppliers, customers, lenders and other third parties will be maintained, market growth for lithium-ion battery applications, the Company’s ability to service debt obligations and adhere to negotiated debt covenants, the regulatory, legal and political framework governing taxes and environmental matters in the jurisdictions in which the Company conducts and will conduct its business and the interpretations of applicable laws, the Company’s future research and development levels and future production levels, and the Company’s operating costs and expected capital expenditures. Important factors that could cause actual results to differ materially from expectations include but are not limited to the impact of political decisions in the United States and elsewhere on trade and with respect to government incentives for manufacturing, natural disasters, unusually adverse weather, epidemic or pandemic outbreaks, cyber incidents, boycotts and geopolitical events, including the imposition of tariffs or trade controls that could impact the Company's cross-border business, market demand among the Company’s customers and target markets for lithium-ion batteries as well as those additional risk factors found in the Company’s base shelf prospectus dated September 17, 2024 and any supplement thereto, and the documents incorporated by reference therein. The Company does not undertake any obligation to update or revise any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except as required by law. These forward-looking statements should not be relied upon as representing Electrovaya’s assessments as of any date subsequent to the date of this presentation. electrovaya.com NASDAQ : ELVA | TSX : ELVA 2

NASDAQ : ELVA | TSX : ELVA Offering Summary 3 electrovaya.com Transaction Confidentially Marketed Public Offering (CMPO) Offering Size $10 million of stock | 100% Primary Issuer Electrovaya Inc. Exchange/Ticker NASDAQ:ELVA and TSE:ELVA Expected Pricing Date Week of December 16th Use of Proceeds Debt repayment of EXIM direct loan commitments and bank refinancing of working capital facilities Lock up 90 days for company, directors, and officers Bookrunning Manager Roth Capital Partners Co-lead Managers Raymond James & Craig-Hallum Capital Group

Electrovaya at a Glance



Infinity Technology - Safety & Longevity

The Company believes that its batteries provide industry leading **safety & longevity** validated by third party & field data

Proprietary **ceramic separator technology** -30+ patents

Perfect Safety Record - 30,000+ batteries deployed with no safety events



Blue Chip Customers & Partners

14 **Fortune 100 clients** across mission critical operations- selecting Electrovaya on **Performance & Safety**

Leading **OEM Partners** in USA & Japan across market segments



Large Addressable Market

$100+Billion Market

Material Handling | Energy Storage | Aerospace Defense | Commercial Vehicles



Domestic Manufacturing

US cell and systems

Manufacturing in Jamestown, New York, and Engineering & Systems manufacturing in Mississauga, Ontario.



Inflection Point - Financial Results

Route to Profitability: Achieved operating profit, positive cash flow, and five consecutive quarters of positive EBITDA, with TTM EBITDA reaching $5.1M.

High Growth: With a 100% organic CAGR over two years, TTM revenue is $49.5M, approaching the $50M breakeven point.

electrovaya.com NASDAQ : ELVA | TSX : ELVA 4

electrovaya.com NASDAQ : ELVA | TSX : ELVA Customers and Partners -Infinity Batteries 5 StrategicPartnership Example OEMCustomers End Users Example(not a full list)

electrovaya.com NASDAQ : ELVA | TSX : ELVA Electrovaya Powered -Mission Critical & 24/7 6 Total 28,000+Infinity Battery systems deployed Powering over 200 warehouses& logistic centers Empowering mission-criticaloperations

electrovaya.com NASDAQ : ELVA | TSX : ELVA Addressable Markets are Extensive 7 TARGET APPLICATIONS MARKET SIZE *Data numbers obtained through: www.marketsandmarkets.com Total: $113.5 Billion Addressable Marketin 2024* $70.9 Billion $33.3 Billion $7.8 Billion $1.5 Billion Electric commercial vehicle Material handling equipment Stationary energy storage Defense Defense Energy storage Locomotive Construction Train E-truck Material handling Mining

electrovaya.com NASDAQ : ELVA | TSX : ELVA Opportunities -New Target Verticals 8 Mining & Construction • Near continuous operation • Highest cycle-life demand in EV industry • High priority for battery safety Data Center / Energy Storage • High use application • High priority for battery safety Defense • High use applications • Highest demands for battery safetyand reliability Locomotive Airport &Ground Service • High use application • High priority for battery safety & reliability With a strong foundation built in the Materials Handling space,we are beginning a transition to new vertical industries in 2025 and beyond

Tailored Solution for Mission Critical Operations

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Infinity Technology Leads the Industry for Longevity and Safety

INDUSTRY CHALLENGE

- Legacy lithium-ion tech faces safety and longevity issues, failing in heavy-duty applications.
- Safety recalls hit major names like LG, Akasol, and Proterra.

OUR SOLUTION

- **Longer Lifetime:** Our Infinity Technology offers the highest cycle with over 4X the life of typical batteries of the same chemistry
- **Improved Safety:** Our batteries use a proprietary ceramic separator membrane that significantly improves safety
- **Heavy Duty Applications:** Mission critical applications incl. Material handling, Construction & mining equipment

PROVEN EXECUTION

- **Scaled:** Deliveries of battery systems have increased more than 100% YOY
- **Proven:** Proven technology and manufacturability - >6 years of field data with major customers
- **Reliable:** Operating in mission critical 24/7 warehouse operations at some of the largest companies in the world (>14 Fortune 100 end users)

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electrovaya.com NASDAQ : ELVA | TSX : ELVA Infinity Technology -Safety is Top Priority 10 Fires are a common risk with typical lithium-ion batteries

Infinity Technology - Safety is our Top Priority

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INFINITY BATTERIES PROVIDE ADDITIONAL PREVENTION TO FIRE PROPAGATION



No fire

Nail Penetration Test

Fire Propagation Test



- No flames escaped the battery enclosure
- No internal propagation, the fire was contained within the faulted sub-module

TYPICAL BATTERIES PROPAGATE FIRE





- Risks costly damage and downtime
- Serious health and safety risks

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electrovaya.com NASDAQ : ELVA | TSX : ELVA Multi-Million-Mile Batteries -Performance Advantage 12 *CYCLE EQUIVALENT: 500 1000 2000 5000 9000 Longevity Consumer Electronics E-Bike EV Forklift (MHE) E-Bus Energy storage 14,000 cycles is equivalent to 3,500,000 miles for 250-mile range car1 1 ) Greencarreports 2) In-house testing 2) Competitor sources and autoevolution 2 3

Leveraging Longevity Advantage - Recurring Revenue

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Growing	Segments	
Recurring Revenue Current - <5% Target - >10%	**Lease/Rentals** • Lower upfront costs (with OEM supported residual value) • Ability to participate in off-lease opportunities • Rentals are a small but growing offering and in use with Electrovaya's largest end customers	***Approx. Margins Capabilities*** ***0-5 yrs : 30%*** ***6-10 yrs: 80%*** ***11 yrs + : 100%***
	SaaS • Opportunities to increase from data analytics (already in use at major customers), demand response and energy storage	***Approx. Margin Capabilities*** ***>80%***
	Aftermarket Services • Spare Parts & accessories • Inspections and studies	***Approx. Margins*** ***30-50%***

electrovaya.com NASDAQ : ELVA | TSX : ELVA

13

Global Reach


Electrovaya Corp & Labs,
Mississauga, ON, CA
Electrovaya Gigafactory,
Jamestown, NY, USA
Electrovaya Japan
coming soon

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electrovaya.com NASDAQ : ELVA | TSX : ELVA US Manufacturing Expansion -Jamestown MADE IN USA FUNDED OWNED 137,000 sq FT $0.05/kWh Improves profitability, domestic supply chainsand opens more market opportunities Fully funded expansion plan with a $50.8m direct loanfrom Export Import Bank of the United States (EXIM)‘Make More in America’ initiative Industrial facility on 52 acres Low cost & 100% renewable electricity 15

US Manufacturing Expansion - Jamestown

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PROJECT OVERVIEW

- Advanced Lithium ion battery manufacturing cell, module and pack facility
- Will produce Electrovaya's proprietary lithium ion ceramic (Infinity series) cell technology
- Existing facility/ building 137,000 sqf on 52-acre campus
- $5.5 million land building
- ~$45 million capital equipment, construction & engineering

STRATEGIC AND FINANCIAL BENEFITS

- Provides reliable, domestic supply of lithium-ion cells (built in America)
- Meets growing customer demand for made in America products & opens new market opportunities
- Vertical Integration will improve margins and increases Electrovaya's manufacturing capacity
- Strong financial return profile
- Increases Eletrovaya's capabilities to support exports, construction & engineering

FINANCIAL HIGHLIGHTS

Capital Investment

- ~$50m capital investment

External Project Funding

- $50.8m loan approved by EXIM, Make More in America (MMIA) initiative[1]
- $7.25m local and state incentive package received
- $10-15m annual IRA 45x tax credits based on output
- Rapid IRR

electrovaya.com NASDAQ : ELVA | TSX : ELVA

1) Subject to certain closing conditions

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Our Products: Technology Solutions

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Complementary technologies targeting a number of EV applications
Infinity Batteries provide industry leading longevity and SSBs provide industry leading energy density

Infinity Batteries	Solid State Batteries
Commercial today Global partners & users	**In development stage**
Superior Safety & Lowest Cost of Ownership	Highest Energy Density
Based on proprietary separator and electrolyte technology	Based on proprietary separator and electrolyte technology
E-bus, E-forklift, E-trucks, Energy storage systems	Passenger EVs, Over the road (OTR) trucking, aerospace

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Our Products - Next Gen-Solid State Batteries (SSB)

Solid State Promises Much Higher Energy Density vs Conventional Lithium-ion

EV penetration in the global vehicle market



2022
2035

2-3%

85% of new cars

SSB Battery Requirements

- Energy Density > 350 Wh/Kg (>750 Wh/L)
- >10 years lifetime
- Superior Safety
- Cost < 100 $/Kwh for cells

Solid State Batteries offer 2X Energy Density over conventional lithium-ion batteries = more range, less weight, less cost



ELV Solid State
NMC**
ELV
Infinity - NMC
LFP**
LTO**
Energy density (Wh/Kg)
400
300
200
100
2000
4000
6000
8000
10000
Cycle Life

Competitor data sheets/estimates[1]

electrovaya.com NASDAQ : ELVA | TSX : ELVA 1) https://iopscience.iop.org/article/10.1149/1945-7111/abae37/pdf 18

electrovaya.com NASDAQ : ELVA | TSX : ELVA ELVA SSBs -Unparalleled Ceramic Separator Experience Higher Energy Density Enables the use of Lithium metal anode Improved Safety High thermal stability, mitigationof thermal runaway, non-flammable Enhanced Conductivity Inherent conductivity in the ceramic with efficient iontransport at room temperature Increased Cell Longevity Actively suppress the formation of lithium dendrites The transition to SSBs is almost certainly going to require the use of high quality ionically conducting ceramic materials 19

ELVA SSBs - Unparalleled Ceramic Separator Experience

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Electrovaya has developed a scalable manufacturing approach for the preparation of **flexible ceramic composite separators for SSBs**



Proof-of-Concept Separator Development



Scaling to > 100cm² Separator Manufacturing


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SSB Pouch Cell Prototyping

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Financial Performance - Profitability Inflection Achieved

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Reaching an inflection point….

Set to be one of the only profitable battery companies in North America


TTM Revenue and EBITDA* (USD$000)
$14,001
($3,656)
$33,994
($221)
$49,550
$5,310
Q3 2022
Q3 2023
Q3 2024
TTM Revenue
TTM EBITDA

- 2023 and 2024 **revenue increased significantly** due to **increased orders** driven by **strong market demand**
- Operational efficiencies and cost savings drove improved EBITDA in 2023 and 2024
- Expanding capacity provides opportunity to further accelerate revenue growth
- Breakeven ~$50 million/annum with incremental revenue contributing to net profits
- Margins have improved steadily with Q3FY2024 margins at 34%
- Trailing 12 month adjusted EBITDA at $5.1 million (>10%)

* Non-IFRS Measure: Adjusted EBITDA does not have a standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers. We believe that certain investors and analysts use Adjusted EBITDA to measure the performance of the business. Adjusted EBITDA is defined as income/loss from operations plus stock-based compensation and depreciation and amortization. Adjusted EBITDA is not a measure of financial performance under IFRS, and may not be defined and calculated in the same manner by other companies and should not be considered in isolation or as an alternative to IFRS measures. The most directly comparable measure to Adjusted EBITDA calculated in accordance with IFRS is income (loss) from operations.

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electrovaya.com NASDAQ : ELVA | TSX : ELVA Summary Balance Sheets and Cap Table (US$ in thousands) Cash Trade and other receivables Inventories Other current assets Long-term assets Total Assets Trade & other payables Short-term debt Other Liabilities Total Liabilities Total Equity (Deficiency) Total liabilities and equity 06/30/2024 06/30/2023 Select Balance Sheet Items ($USD) CapTable As of 06/30/2024 Select Equity Items (Nasdaq $USD) As of 12/03/2024 Outstanding shares 34,134,165 Outstanding warrants 1,711,924 Outstanding stock options 4,883,788 Total 40,729,877 Share price $2.84 Market Cap $96.4M Insider ownership ~33% $534 8,159 12,427 6,470 10,220 $37,810 $8,999 18,164 3,027 $30,190 $7,620 $37,810 $723 5,544 9,201 6,259 10,780 $32,507 $8,134 16,853 5,914 $30,901 $1,606 $32,507 22

Investor & Media queries, please contact: Jason Roy VP, Corporate Development & Investor Relations Phone: 905-855-4618 Email: jroy@electrovaya.com www.electrovaya.com Web: